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                       FILING PURSUANT TO RULE 425 OF THE
                       SECURITIES ACT OF 1933, AS AMENDED

                        FILER: FIRST STATE BANCORPORATION

                SUBJECT COMPANY: FIRST COMMUNITY INDUSTRIAL BANK,
                                   A SUBSIDIARY OF WASHINGTON
                                     MUTUAL, INC.

                          COMMISSION FILE NO. 001-14667


The Agreement and Plan of Merger, dated as of May 22, 2002, by and among First State Bancorporation, First State Bank of Taos, First Community Industrial Bank, Blazer Financial Corporation, and Washington Mutual Finance Corporation relating to First State Bancorporation's acquisition of First Community Industrial Bank was filed by First State Bancorporation under cover of Form 8-K on May 31, 2002, and is incorporated by reference herein.

IN CONNECTION WITH THE ISSUANCE OF EQUITY SECURITIES TO FINANCE THE PROPOSED TRANSACTION, FIRST STATE WILL FILE A PROSPECTUS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY FIRST STATE WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

                              --------------------

FREE COPIES OF FIRST STATE'S FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST TO FIRST STATE BANCORPORATION, ATTENTION-CHIEF FINANCIAL OFFICER, 7900 JEFFERSON, NE, ALBUQUERQUE, NM 87109; (505) 241-7598.

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